Universal Beverages Holdings Corporation
                            Leesburg Operation Center
                               3301 W. Main Street
                               Leesburg, FL 34748


                               September 14, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      Universal Beverages Holdings Corporation -
                      Registration Statement on Form SB-2
                  File Number: 333-55672
                  Accession Number:  0001116502-01-000244
                  Request for Withdrawal

To Whom It May Concern:

         Universal Beverages Holdings Corporation (the "Registrant") hereby makes application to withdraw its Registration Statement on Form SB-2, File Number 333-55672 (the "Registration Statement"), relating to its common stock, par value $0.001 per share (the "Common Stock"), pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act").

         The Registration Statement was originally filed on February 15, 2001. The Registration Statement has not been declared effective. The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's inability at this time to proceed with registration of the securities by the Registration Statement. No securities were sold in connection with the offering described in the Registration Statement.

         Accordingly, we request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. If you have any questions regarding this matter, please contact our counsel, Michael Harris, P.A. at (561) 478-7077.

                                                     Very truly yours,



                                                     /s/ David Hopkins
                                                     David Hopkins, President

cc:      Michael D. Harris, Esquire

E:\DATA\Universal\SEC\RW - Form SB-2.doc